UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

TERAWULF Inc.

(Name of Issuer)

Common stock, par value $0.001 per share

(Title of Class of Securities)

88080T 104

(CUSIP Number)

Stammtisch Investments LLC

9 Federal Street

Easton, Maryland 21601
(410) 770-9500

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

January 30, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ◻

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of Section 18 of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 88080T 104	SCHEDULE 13D	Page 2 of 11

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Stammtisch Investments LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ◻ (b) ⌧
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	◻
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 14,124,121
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 14,124,121
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,124,121 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	◻
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.7%(1)
14	TYPE OF REPORTING PERSON OO

[1]

Based on 145,577,629 shares of common stock, par value $0.001 per share (“Common Stock”), of TeraWulf Inc. (the “Issuer”) issued and outstanding as of January 27, 2023, as set forth in the Issuer’s preliminary prospectus supplement, dated February 1, 2023.

CUSIP No. 88080T 104	SCHEDULE 13D	Page 3 of 11

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Paul B. Prager
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ◻ (b) ⌧
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	◻
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 40,709,802
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 26,442,243
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 40,709,802 (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	◻
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.7%(2)
14	TYPE OF REPORTING PERSON IN

[2]

Based on 145,577,629 shares of Common Stock of the Issuer, issued and outstanding as of January 27, 2023, as set forth in the Issuer’s preliminary prospectus supplement, dated February 1, 2023. Aggregate amount beneficially owned includes 1,388,889 warrants, exercisable at any time at the option of the holder thereof for an equal number of fully paid and non-assessable shares of the Issuer’s Common Stock.

CUSIP No. 88080T 104	SCHEDULE 13D	Page 4 of 11

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Lucky Liefern LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ◻ (b) ⌧
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	◻
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 654,706
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 654,706
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 654,706
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	◻
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.4%(3)
14	TYPE OF REPORTING PERSON OO

[3]	Based on 145,577,629 shares of Common Stock of the Issuer, issued and outstanding as of January 27, 2023, as set forth in the Issuer’s preliminary prospectus supplement, dated February 1, 2023.

CUSIP No. 88080T 104	SCHEDULE 13D	Page 5 of 11

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Heorot Power Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ◻ (b) ⌧
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	◻
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 375,000
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 375,000
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 375,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	◻
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3%(4)
14	TYPE OF REPORTING PERSON CO

[4]	Based on 145,577,629 shares of Common Stock of the Issuer, issued and outstanding as of January 27, 2023, as set forth in the Issuer’s preliminary prospectus supplement, dated February 1, 2023.

CUSIP No. 88080T 104	SCHEDULE 13D	Page 6 of 11

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Somerset Operating Company, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ◻ (b) ⌧
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	◻
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,510,638
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 8,510,638
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,510,638
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	◻
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.8%(5)
14	TYPE OF REPORTING PERSON OO
[5]	Based on 145,577,629 shares of Common Stock of the Issuer, issued and outstanding as of January 27, 2023, as set forth in the Issuer’s preliminary prospectus supplement, dated February 1, 2023.

9
CUSIP No. 88080T 104	SCHEDULE 13D	Page 7 of 11

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Allin WULF LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ◻ (b) ⌧
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	◻
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,777,778
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 2,777,778
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,777,778
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	◻
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.9%(6)
14	TYPE OF REPORTING PERSON OO

[6]	Based on 145,577,629 shares of Common Stock of the Issuer, issued and outstanding as of January 27, 2023, as set forth in the Issuer’s preliminary prospectus supplement, dated February 1, 2023.

CUSIP No. 88080T 104	SCHEDULE 13D	Page 8 of 11

Item 1. Security and Issuer.

This Amendment No. 6 (“Amendment No. 6”) amends and supplements the original Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on December 23, 2021, as amended by Amendment No. 1 thereto, filed with the Commission on March 15, 2022, Amendment No. 2 thereto, filed with the Commission on September 2, 2022, Amendment No. 3 thereto, filed with the Commission on October 4, 2022,  Amendment No. 4 thereto, filed with the Commission on October 14, 2022 and Amendment No. 5 thereto, filed with the Commission on December 16, 2022 (the “Schedule 13D”) and is filed by (i) Stammtisch Investments LLC, a Delaware limited liability company (“Stammtisch”), (ii) Mr. Paul B. Prager, (iii) Lucky Liefern LLC (“Lucky Liefern”), (iv) Heorot Power Holdings LLC (“Heorot”), (v) Somerset Operating Company, LLC (“Somerset”) and (vi) Allin WULF LLC (“Allin WULF”) (each, a “Reporting Person” and, collectively, the “Reporting Persons”), relating to the shares of the common stock, par value $0.001 per share (the “Common Stock”), of TeraWulf Inc. (formerly known as Telluride Holdco, Inc.), a Delaware corporation (the “Issuer”).  Capitalized terms used but not defined herein shall have the meaning set forth in the Schedule 13D.  The Amendment No. 6 is being filed to (i) disclose the exchange by Stammtisch of 12,000,000 shares of Common Stock for 12,000,000 warrants to purchase shares of Common Stock, pursuant to the Exchange Agreement entered into by the Issuer and Stammtisch on January 30, 2023, (ii) disclose the purchase by Allin WULF of 1,190,476 warrants to purchase shares of Common Stock, and (iii) disclose the entry by the Reporting Persons into the Voting and Support Agreement, dated as of January 30, 2023.

Item 2. Identity and Background.

No material change.

Item 3. Source and Amount of Funds or Other Consideration.

On January 30, 2023, in order to increase the number of shares available for issuance by the Issuer in a public offering of common stock, the Issuer entered into an exchange agreement (the “Exchange Agreement”) with Stammtisch, pursuant to which Stammtisch exchanged a total of 12,000,000 shares of Common Stock for 12,000,000 warrants, each exercisable to purchase one share of the Issuer’s Common Stock at an exercise price of $0.00001 per share of Common Stock (the “Exchange Warrants”). References to, and descriptions of, the Exchange Agreement set forth above are not intended to be complete and are qualified in their entirety by reference to the full text of the Exchange Agreement, which is filed as Exhibit 33 hereto and is incorporated into this Schedule 13D by reference.

Simultaneously, Allin WULF entered into a subscription agreement and warrant agreement with the Issuer pursuant to which it purchased 1,190,476 warrants, each exercisable to purchase one share of the Issuer’s Common Stock at an exercise price of $0.00001 per share of Common Stock (the “Allin WULF Warrants”), for an aggregate purchase price of $1.25 million paid in cash. References to, and descriptions of the subscription agreement and warrant agreement set forth above are not intended to be complete and are qualified in their entirety by reference to the full text of those agreements, which are filed as Exhibits 34 and 35 hereto, respectively, and are incorporated into this Schedule 13D by reference.

The Exchange Warrants and the Allin WULF Warrants will be immediately exercisable after the Issuer’s stockholders approve amendments to increase the Issuer’s authorized shares of Common Stock from 200,000,000 to 400,000,000 (the “Common Stock Increase Amendment”). The Exchange Warrants and the Allin WULF warrants will expire on December 31, 2023.

The Issuer is also seeking the approval of its stockholders to increase the maximum number of authorized shares of preferred stock, with the par value of $0.001 per share, from 25,000,000 to 100,000,000 (together with the Common Stock Increase Amendment, the “Share Increase Amendments”) and to (ii) remove the restriction on stockholder action by written consent (the “Written Consent Amendment” and, together with the Share Increase Amendments, the “Charter Amendments”).

CUSIP No. 88080T 104	SCHEDULE 13D	Page 9 of 11

As an inducement for Stammtisch to enter into the Exchange Agreement, the Issuer entered into a Voting and Support Agreement, dated January 30, 2023, with Paul Prager, Stammtisch Investments LLC, Lucky Liefern LLC, Heorot

Power Holdings LLC, Somerset Operating Company LLC, Allin WULF LLC, Lake Harriet Holdings, LLC, Nazar Khan, Bayshore Capital LLC, Revolve Capital LLC, and Opportunity Four of Parabolic Ventures Holdings LLC A DE Series (the “Voting and Support Agreement”). Pursuant to the Voting and Support Agreement, such shareholders agreed with the Issuer to vote in support of the Charter Amendments at the Special Meeting. References to, and descriptions of, the Voting and Support Agreement set forth above are not intended to be complete and are qualified in their entirety by reference to the full text of the Voting and Support Agreement which is filed as Exhibit 36 hereto, and is incorporated into this Schedule 13D by reference.

Item 4. Purpose of Transaction.

The information set forth under Item 3 above is incorporated herein by reference.

Item 5. Interest in Securities of the Issuer.

Item 5 is amended as follows:

References to percentage ownerships of the Common Stock in this Schedule 13D are based on 145,577,629 shares of Common Stock of the Issuer, issued and outstanding as of January 27, 2023, as set forth in the Issuer’s preliminary prospectus supplement, dated February 1, 2023.

(a)	and (b)

(i)	As of the date of this Schedule 13D, Stammtisch may be deemed to be the beneficial owner of 14,124,121 shares of the Common Stock (approximately 9.7% of the Common Stock), all of which it holds directly. Stammtisch may be deemed to have sole voting and dispositive power with respect to such shares of the Common Stock.

(ii)	As of the date of this Schedule 13D, Mr. Paul B. Prager may be deemed to be the beneficial owner of 40,709,802 shares of the Common Stock (approximately 27.7% of the Common Stock). Of such 40,709,802 shares of the Common Stock, Mr. Paul B. Prager has a beneficial ownership interest with respect to 14,124,121 shares of the Common Stock by virtue of his position as the sole manager and president of Stammtisch, 654,706 shares of the Common Stock by virtue of his position as the managing member of Lucky Liefern, 375,000 shares of the Common Stock by virtue of his position as the sole managing member of Heorot, 8,510,638 shares of the Common Stock by virtue of his position as the sole managing member of Somerset, 2,777,778 shares of the Common Stock by virtue of his position as the sole managing member of Allin WULF and 14,267,559 shares of the Common Stock owned by various individuals, trusts and limited liability companies by virtue of irrevocable voting proxies executed by such individuals, trusts and limited liability companies in favor of Mr. Paul B. Prager. Mr. Paul B. Prager may be deemed to have sole voting power with respect to 40,709,802 shares of the Common Stock and sole dispositive power with respect to 26,442,243 shares of the Common Stock. Mr. Paul B. Prager disclaims beneficial ownership of all such shares of the Common Stock.

(iii)	As of the date of this Schedule 13D, Lucky Liefern may be deemed the beneficial owner of 654,706 shares of the Common Stock (approximately 0.4% of the Common Stock), which it holds directly. Lucky Liefern may be deemed to have sole voting and dispositive power with respect to such shares of the Common Stock.
(iv)	As of the date of this Schedule 13D, Heorot may be deemed the beneficial owner of 375,000 shares of the Common Stock (approximately 0.3% of the Common Stock), which it holds directly. Heorot may be deemed to have sole voting and dispositive power with respect to such shares of the Common Stock.

CUSIP No. 88080T 104	SCHEDULE 13D	Page 10 of 11

(v)	As of the date of this Schedule 13D, Somerset may be deemed the beneficial owner of 8,510,638 shares of the Common Stock (approximately 5.8% of the Common Stock), which it holds directly. Somerset may be deemed to have sole voting and dispositive power with respect to such shares of the Common Stock.
(vi)	As of the date of this Schedule 13D, Allin WULF may be deemed the beneficial owner of 2,777,778 shares of the Common Stock (approximately 1.9% of the Common Stock), which it holds directly. Allin WULF may be deemed to have sole voting and dispositive power with respect to such shares of the Common Stock.

The information set forth in Item 3 above is hereby incorporated into this Item 5(c) by reference, as applicable.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth under Item 3 above is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.

Exhibit 33	Exchange Agreement, dated as of January 30, 2023, between TeraWulf Inc. and Stammtisch Investments LLC.

Exhibit 34	Subscription Agreement, dated as of January 30, 2023, between TeraWulf Inc. and Allin WULF LLC.

Exhibit 35	Warrant Agreement, dated as of January 30, 2023, between TeraWulf Inc. and Allin WULF LLC.

Exhibit 36

Voting and Support Agreement, dated as of January 30, 2023, between TeraWulf Inc., Paul Prager, Stammtisch Investments LLC, Lucky Liefern LLC, Heorot Power Holdings LLC, Somerset Operating Company LLC, Allin WULF LLC, Lake Harriet Holdings, LLC, Nazar Khan, Bayshore Capital LLC, Revolve Capital LLC, Opportunity Four of Parabolic Ventures Holdings LLC A DE Series.

CUSIP No. 88080T 104	SCHEDULE 13D	Page 11 of 11

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 3, 2023

STAMMTISCH INVESTMENTS LLC

By: /s/ Paul B. Prager
 Paul B. Prager
 President and Manager

/s/ Paul B. Prager
 PAUL B. PRAGER

LUCKY LIEFERN, LLC

By: /s/ Paul B. Prager
 Paul B. Prager
 Managing Member

HEOROT POWER HOLDINGS, LLC

By: /s/ Paul B. Prager
 Paul B. Prager
 Managing Member

SOMERSET OPERATING COMPANY, LLC

By: /s/ Paul B. Prager
 Paul B. Prager
 Managing Member

ALLIN WULF LLC

By: /s/ Paul B. Prager
 Paul B. Prager
 President

Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).